Exhibit 99.1

Media Release

Opfikon, Switzerland, 2 October 2025 – 07:00 CEST

NOT FOR GENERAL DISTRIBUTION IN THE UNITED STATES

Sunrise negotiates private placement add-on of EUR 385 million of 4.625% Senior Secured Notes due 2032 and Term Loan Facility AAA1 of USD 650 million

•

Proceeds from the refinancing transactions will be used to fully refinance the existing USD Term Loan B due 2028 as well as redeem in significant part the USD 5.5% Senior Notes due 2028, including related derivative terminations and transaction-related costs

•	Transactions extend Sunrise’s debt maturity profile with a weighted average life of 5.8 years[1] and with c. 83% of debt becoming due in 2031 or thereafter and c. 59% of debt now becoming due in 2032[2]

Sunrise Communications AG (Sunrise) today announces that it successfully negotiated the private placement of EUR 385 million aggregate principal amount of its 4.625% Senior Secured Notes due 2032 (the “Additional Notes”) issued by Sunrise Finco I B.V. (the “Issuer”). The Additional Notes will be issued and sold as an additional issuance of the Issuer’s outstanding 4.625% Senior Secured Notes due 2032 (the “Existing Notes”) that were issued pursuant to the indenture originally dated as of 28 May 2025 and that are listed on the Official List of The International Stock Exchange. The Additional Notes are expected to be issued on 9 October 2025 (the “Issue Date”). The Additional Notes will be sold only to non-U.S. persons (as defined in Regulation S) pursuant to an off-shore transaction in accordance with Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The closing of the transaction is subject to customary conditions. The Additional Notes will mature on 15 May 2032.

Upon issuance, the Additional Notes will have different international securities identification numbers (“ISINs”) from, and will not trade fungibly with, the Existing Notes during the 40-day period prescribed by Regulation S under the Securities Act, commencing on the Issue Date (the “Distribution Compliance Period”). Following the Distribution Compliance Period, the Additional Notes will become fully fungible with, and have the same ISIN as the Existing Notes issued pursuant to Regulation S (Reg S ISIN: XS3082828560).

Sunrise also announces today that Sunrise Financing Partnership, 19808 Wilmington, Delaware, U.S.A., successfully negotiated a new additional term loan under the Credit Facility in an aggregate principal amount of USD 650 million (the “Facility AAA1”), which is fungible with, and will consolidate into the Facility AAA. The Facility AAA1 is expected to close on 8 October 2025 and will mature on 15 February 2032.

Proceeds from the refinancing transactions will be used to fully refinance the existing USD Term Loan B due 2028 as well as redeem in significant part the USD 5.5% Senior Notes due 2028, including related derivative terminations and transaction-related costs.

Pro forma for these refinancing transactions, which are leverage neutral with no impact on pro forma net leverage, Sunrise will have an extended maturity runway with no short-term maturities and a weighted average life of 5.8 years1 (with c. 83% of debt becoming due in 2031 or thereafter and c. 59% of debt now becoming due in 2032)2. On a pro forma basis, the debt stack is economically hedged against interest rate and currency changes until 2029. Sunrise will continue to opportunistically access loan and bond markets to term-out debt and optimise pricing.

[1]	Excludes Vendor Financing, handset receivables securitization program and undrawn revolving credit facilities.
[2]	Relating to third-party debt obligations excluding Vendor Financing and before the impact of derivatives.

1/2

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

About Sunrise

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecom market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive landline network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out for premium quality and is optimally equipped for growth. With its world-class, future-proof networks, Sunrise offers private customers high-quality mobile, landline, broadband and TV services and supports business customers from a one-stop shop with 360° communication and integrated ICT solutions for connectivity, security and IoT to accelerate their digitalisation.

As of the end of June 2025, the Sunrise customer base included around 3.15 million mobile, 1.30 million broadband and 0.98 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of its customers. www.sunrise.ch

Disclaimer

This announcement is not directed at, or intended for distribution to or use by U.S. persons (as defined in Regulation S) or any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution or use would be contrary to law or regulation or which would require any registration or licensing.

The information in this announcement does not constitute an offer, or a solicitation of an offer, of securities for sale in the United States or any other jurisdiction. The Existing Notes and the Additional Notes have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or jurisdiction of the United States, and may not be offered, sold, resold or otherwise transferred, directly or indirectly, in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities law of any state or other jurisdiction of the United States. The target market for the Additional Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended) or Regulation (EU) No 600/2014 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as applicable, and all channels for distribution of the Additional Notes to eligible counterparties and professional clients are appropriate.

Forward-looking statements

This media release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding certain forecasted financial information, including Sunrise’s intended use of proceeds from the issuance of the Additional Notes and the Facility AAA1, as well as the expected cost, timing and benefits of such issuance or facility, Sunrise’s intended future access of debt markets, the strength of Sunrise’s balance sheet, Sunrise’s use of derivatives, the tenor and cost of its third-party debt, the exemptions that the Notes will be issued under, the fungibility of such notes and their identification numbers and other statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections about the factors that may affect Sunrise’s future performance and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements.

Such risks and uncertainties include, among others, Sunrise’s ability to successfully execute on its plans and strategies, Sunrise’s ability to realize the expected benefits from the series of transactions that closed on 8 November 2024 that resulted in the spin-off of Liberty Global Ltd.’s Swiss telecommunications operations to Sunrise (the “Transaction”), unanticipated difficulties or costs following the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction, and other factors, including those detailed from time to time in Sunrise’s filings with the U.S. Securities and Exchange Commission (the SEC), including Sunrise´s most recently filed Form 20-F and in subsequent reports filed with the SEC.

These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statements are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

2/2